Exhibit 99.1

Press Release

For immediate release

Liminal BioSciences Announces Voting Results of its 2022 Annual General Meeting of Shareholders

LAVAL, CANADA, and CAMBRIDGE, ENGLAND –June 6, 2021 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”) announced the voting results from its Annual General Meeting of Shareholders (“AGM”) held virtually on June 6, 2022. A total of 20,209,035 common shares were voted, representing 65.10% of the votes attached to the issued and outstanding common shares of Liminal BioSciences.

Election of Directors of the Company

The six (6) nominees set forth in the Circular were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name of Nominee	For		Withheld / Abstain
	Votes	%	Votes	%
Simon Best	19,983,326	98.93	215,391	1.07
Gary Bridger	20,103,612	99.53	95,105	0.47
Neil A. Klompas	20,103,778	99.53	94,938	0.47
Alek Krstajic	20,010,786	99.07	187,931	0.93
Eugene Siklos	20,010,808	99.07	187,908	0.47
Timothy Steven Wach	20,103,786	99.53	94,931	0.47

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Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of the Company to hold office until the next annual meeting of shareholders, and the board of directors was authorized to fix the auditors’ remuneration.

Detailed voting results for the 2022 AGM are available on SEDAR at www.sedar.com and the SEC at www.sec.gov

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical stage biopharmaceutical company focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform and a data driven approach. The Company’s lead small molecule product candidate, fezagepras, has entered a Phase 1a single ascending dose clinical trial in May 2022 in the United Kingdom to provide comparative data with Sodium Phenylbutyrate, an established nitrogen scavenging drug, to support its development plan. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and a selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data; the potential development of Liminal Biosciences’ R&D programs; the properties of our drug candidates; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the Company’s ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions.

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You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences’ may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

Press Release for immediate release